Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 17, 2006

PRICING SUPPLEMENT NO. 2006-MTNDDO29 DATED                      , 2006

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Index LeAding StockmarkEt Return Securities (Index LASERSSM)

Based Upon the CBOE Large Cap Over Small Cap Outperformance Strategy

Due                 , 2008

$10.00 per Index LASERS

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the Index LASERS prior to maturity.

■	The Index LASERS are based upon the CBOE Large Cap Over Small Cap Outperformance Strategy which tracks the degree to which the S&P 100® Index, a large cap index, outperforms the S&P SmallCap 600® Index, a small cap index.

■	You will receive at maturity for each Index LASERS you hold a maturity payment based on the value of the Outperformance Strategy during the term of the Index LASERS, which may be greater than, equal to, or less than your initial investment.

■	If the ending value of the Outperformance Strategy is greater than its starting value, the maturity payment will equal the $10 principal amount per Index LASERS plus approximately 124% to 130% (to be determined on the date the Index LASERS are priced for initial sale to the public) of the Outperformance Strategy’s percentage appreciation.

■	If the ending value of the Outperformance Strategy is less than its starting value and the closing value of the Outperformance Strategy on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity is less than or equal to approximately 85 (a decrease of approximately 15% or more (to be determined on the pricing date) from the starting value of the Outperformance Strategy), the maturity payment will be less than your initial investment in the Index LASERS and may be zero.

■	In all other circumstances, the maturity payment will equal the $10 principal amount per Index LASERS.

■	The Index LASERS are not principal-protected. At maturity you could receive an amount less than your initial investment in the Index LASERS.

■	We will apply to list the Index LASERS on the American Stock Exchange under the symbol “ICZ.”

Investing in the Index LASERS involves a number of risks. See “ Risk Factors Relating to the Index LASERS ” beginning on page PS-8.

“Standard and Poor’s®,” “S&P 100®,” “S&P SmallCap 600” and “S&P®“ are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. The Index LASERS have not been passed on by Standard & Poor’s or the McGraw-Hill Companies. The Index LASERS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or the McGraw-Hill Companies and none of the above makes any warranties or bears any liability with respect to the Index LASERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Index LASERS	Total
Public Offering Price	$	$
Agent’s Discount	$	$
Proceeds to Citigroup Funding Inc.	$	$

The agent expects to deliver the Index LASERS to purchasers on or about                     , 2006.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Index LASERS?

Index LeAding StockmarkEt Return Securities, or Index LASERS SM, are investments that offer a potential return at maturity based on an enhanced upside participation as well as limited protection against the decline in the value of the CBOE Large Cap Over Small Cap Outperformance Strategy, which we refer to as the Outperformance Strategy, on which the Index LASERS are based. The return on the Index LASERS, if any, and the maturity payment, are linked to the value of the Outperformance Strategy which tracks the degree to which the S&P 100 Index, a large cap index, outperforms the S&P SmallCap 600 Index, a small cap index. The Index LASERS are not principal protected and do not pay periodic interest or any other payments prior to maturity.

At maturity you will receive a payment in cash based on the value of the Outperformance Strategy during the term of the Index LASERS. We refer to the change in the value of the Outperformance Strategy from the date on which the Index LASERS are priced for initial sale to the public, which we refer to as the pricing date, to the closing value on the third index business day before maturity, expressed as a percentage, as the strategy return. If the strategy return is positive, you will receive a maturity payment based upon the strategy return and an upside participation rate that is expected to be approximately 124% to 130% (to be determined on the pricing date). If the strategy return is negative and the closing value of the Outperformance Strategy has decreased by approximately 15% or more (to be determined on the pricing date) on any index business day up to and including the third index business day before maturity from its closing value of 100 on the pricing date, the maturity payment will be less than the amount of your initial investment and could be zero. If the strategy return is zero, or if the strategy return is negative and the closing value of the Outperformance Strategy on every index business day after the pricing date up to and including the third index business day before maturity is greater than approximately 85, a decrease of less than approximately 15% (to be determined on the pricing date) from its closing value of 100 on the pricing date, the maturity payment will equal your initial investment of $10 per Index LASERS.

The Index LASERS mature on                     , 2008 and do not provide for earlier redemption by you. The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc., and the guarantee of payments due under the Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment at maturity is not guaranteed.

Each Index LASERS represents a principal amount of $10. You may transfer the Index LASERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the Index LASERS — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the Index LASERS?

We will not make any periodic payments of interest on the Index LASERS or any other payments on the Index LASERS until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the indices included in the Outperformance Strategy.

What Will I Receive at Maturity of the Index LASERS?

At maturity you will receive for each Index LASERS an amount in cash equal to $10 plus a strategy return amount, which may be positive, zero or negative. Because the strategy return amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS and could be zero.

How is the Strategy Return Amount Defined?

The strategy return amount will be based on the strategy return of the Outperformance Strategy. The strategy return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value
Starting Value

provided that the Strategy Return may not be less than –100%

The starting value of the Outperformance Strategy will be set to equal 100 on the pricing date.

The ending value will equal the closing value of the Outperformance Strategy on the third index business day before the maturity date.

How Will the Strategy Return Amount Be Calculated?

The calculation of the strategy return amount depends on whether the strategy return is positive, zero or negative:

•	If the strategy return is positive, the strategy return amount will equal:

$10 × Strategy Return × Upside Participation Rate

The upside participation rate is expected to be approximately 124% to 130% (to be determined on the pricing date).

•	If the strategy return is zero, the strategy return amount will be zero and the maturity payment will be $10 per Index LASERS.

•	If the strategy return is negative and

•	the closing value of the Outperformance Strategy on any index business day after the pricing date up to and including the third index business day before maturity is less than or equal to approximately 85 (approximately 85% of the starting value, to be determined on the pricing date), the strategy return amount will equal:

$10 × Strategy Return

Thus, in such case, the strategy return amount will be negative and the maturity payment will be less than $10 per Index LASERS and could be zero.

•	the closing value of the Outperformance Strategy on any index business day after the pricing date up to and including the third index business day before maturity is not less than or equal to approximately 85 (approximately 85% of the starting value, to be determined on the pricing date), then the strategy return amount will be zero and the maturity payment will be $10 per Index LASERS.

For more specific information about the strategy return amount, the strategy return, the determination of an index business day and the effect of a market disruption event on the determination of the strategy return amount and the strategy return, please see “Description of the Index LASERS — Strategy Return Amount” in this pricing supplement.

Is There a Possibility of Loss of Capital?

If the ending value of the Outperformance Strategy is less than its starting value and the closing value of the Outperformance Strategy on any index business day after the pricing date up to and including the third index business day before maturity is less than or equal to approximately 85 (approximately 85% of the starting value, to be determined on the price date), at maturity you will receive less than the original principal amount of the Index LASERS. This will be true even if the closing value of the Outperformance Strategy exceeded its starting value at one or more times over the term of the Index LASERS. Even if the ending value of the Outperformance Strategy is greater than its starting value, the total yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate, debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see “Description of the Index LASERS — Maturity Payments — Hypothetical Examples” in this pricing supplement.

Who Publishes the Value of the Outperformance Strategy and What Does it Measure?

The Chicago Board of Option Exchange will publish the value of the Outperformance Strategy under the symbol “CYJ” on each index business day from its establishment on the pricing date. The Outperformance Strategy will represent the difference between (i) the percentage change in the value of the S&P 100 Index from its closing value on the pricing date and (ii) the percentage change in the value of the S&P SmallCap 600 Index from its closing value on the pricing date.

The value of the Outperformance Strategy will be set to equal 100 as of the pricing date and the closing value of the Outperformance Strategy on each index business day thereafter will equal the sum of 100 and the cumulative index change. The cumulative index change will equal, for any index business day, the product of (i) 100 and (ii) the difference between (x) the percentage change of the S&P 100 Index from its closing value on the pricing date to its closing value on such index business day and (y) the percentage change of the S&P SmallCap 600 Index from its closing value on the pricing date to its closing value on such index business date. For further information on the Outperformance Strategy and each of the indices included in the Outperformance Strategy, including their makeup and method of calculation, see “Description of the Outperformance Strategy” in this pricing supplement.

Please note that an investment in the Index LASERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks comprising the indices included in the Outperformance Strategy.

Who Publishes the S&P 100 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P 100 Index provided in this pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 100 Index, a subset of the S&P 500 Index, is published by S&P and is comprised of the stocks of 100 large U.S. companies with exchange-listed options. Constituents of the S&P 100 Index are selected for sector balance and, as of June 30, 2006, represent about 57% of the market capitalization of the S&P 500 Index. The stocks in the S&P 100 Index are generally among the largest and most established companies in the S&P 500 Index. The S&P 100 Index was launched with a base value of 50 as of January 2, 1976 and split 2-for-1 on November 24, 1997. Currently, S&P calculates the S&P 100 Index based on the fully float-adjusted market capitalization of each constituent stock. For further information on the S&P 100 Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 100 Index” in this pricing supplement.

How Has the S&P 100 Index Performed Historically?

We have provided tables showing the closing values of the S&P 100 Index on the last index business day of each month from July 1996 to July 2006, as well as a graph showing the closing values of the S&P 100 Index on the last index business day of each month from July 1996 through July 2006. You can find this table and the graph in the section “Description of the S&P 100® Index — Historical Data on the S&P 100 Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 100 Index in recent years. However, past performance is not indicative of how the S&P 100 Index will perform in the future.

Who Publishes the S&P SmallCap 600 Index and What Does It Measure?

Unless otherwise stated, all information on the S&P SmallCap 600 Index provided in this pricing supplement is derived from S&P or other publicly available sources. The S&P SmallCap 600 Index is a stock index published by S&P that is designed by S&P to be an accurate measure of small companies, reflecting risk and return characteristics of the broader small cap universe on an on-going basis. The S&P SmallCap 600 Index currently represents approximately 3% of the domestic equities market. For further information on the S&P SmallCap 600 Index, including its makeup, method of calculation and changes in it components, see “Description of the S&P SmallCap 600 Index” in this pricing supplement.

How Has the S&P SmallCap 600 Index Performed Historically?

We have provided a table showing the closing values of the S&P SmallCap 600 Index on the last index business day of each month from July 1996 to July 2006 and a graph showing the closing values of the S&P SmallCap 600 Index on the last index business day of each month from July 1996 through July 2006. You can find the table and the graph in the section “Description of the S&P SmallCap 600 Index — Historical Data on the S&P SmallCap 600 Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P SmallCap 600 Index in recent years. However, past performance is not indicative of how the S&P SmallCap 600 Index will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Index LASERS?

In purchasing an Index LASERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the Outperformance Strategy at maturity. Under such treatment, upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERS. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Index LASERS at that time. Gain or loss on the sale, redemption or other disposition of the Index LASERS generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity. Due to the absence of authority as to the proper characterization of the Index LASERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Index LASERS Be Listed on a Stock Exchange?

We will apply to list the Index LASERS on the American Stock Exchange under the symbol “ICZ.” You should be aware that the listing of the Index LASERS on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Index LASERS.

Can You Tell Me More About Citigroup and Citigroup Funding Inc.?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the Index LASERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERS to create a secondary market for holders of the Index LASERS, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the Index LASERS.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks comprising the indices included in the Outperformance Strategy or in other instruments, such as options, swaps or futures, based upon the Outperformance Strategy, the indices included in the Outperformance Strategy or the stocks comprising the indices included in the Outperformance Strategy. This hedging activity could affect the value of the Outperformance Strategy and therefore the market value of the Index LASERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Index LASERS declines. You should refer to “Risk Factors Relating to the Index LASERS “—The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Index LASERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Index LASERS. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Index LASERS, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Index LASERS.

Are There Any Risks Associated with My Investment?

Yes, the Index LASERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Index LASERS” in this pricing supplement.

RISK FACTORS RELATING TO THE INDEX LASERS

Because the terms of the Index LASERS differ from those of conventional debt securities in that the maturity payment will be based on the value of the Outperformance Strategy after the pricing date up to and including the third index business day before the maturity date, an investment in the Index LASERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Outperformance Strategy and other events that are difficult to predict and beyond our control.

Your Investment in the Index LASERS May Result in a Loss if the Value of the Outperformance Strategy Declines

The amount of the maturity payment will depend on the closing value of the Outperformance Strategy on any index business day after the pricing date up to and including the third index business day before maturity. If the closing value of the Outperformance Strategy on the third index business day before maturity is less than the starting value and its closing value on any index business day after the pricing date up to and including the third index business day before maturity is less than or equal to approximately 85 (approximately 85% of the starting value, to be determined on the pricing date), the value of your maturity payment for each Index LASERS will be less than the price paid for each Index LASERS, and could be zero, in which case your investment in the Index LASERS will result in a loss. This will be true even if the closing value of the Outperformance Strategy exceeds its starting value at one or more times during the term of the Index LASERS.

The Value of the Outperformance Strategy May Decline Even if the Value of Either or Both of the Indices Included in the Outperformance Strategy Increases

The value of the Outperformance Strategy tracks the degree to which the S&P 100 Index, a large cap index, outperforms the S&P SmallCap 600 Index, a small cap index, rather than the performance of either index alone or both indices together. Thus, the value of the Outperformance Strategy may decline even if the value of either or both of the indices increases (for example, the value of the Outperformance Strategy will decrease if the value of the S&P 100 Index increases by 1% and the value of the S&P SmallCap 600 Index increases by 1.5%), potentially causing you to receive an amount at maturity that is less than your initial investment.

You Will Not Receive Any Periodic Payments on the Index LASERS

You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the indices included in the Outperformance Strategy.

The Yield on the Index LASERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The Index LASERS do not pay any interest. As a result, if the ending value of the Outperformance Strategy is less than              (an increase of approximately             % from its starting value), the yield on the Index LASERS may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity.

The Price at Which You Will Be Able to Sell Your Index LASERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Index LASERS in the secondary market will be affected by the supply of and demand for the Index LASERS, the value of the Outperformance Strategy and a number of other factors.

Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the Outperformance Strategy.    We expect that the market value of the Index LASERS will depend substantially on the amount, if any, by which the value of the Outperformance Strategy changes from the starting value of 100. However, changes in the value of the Index LASERS may not always be reflected in full or in part, in the market value of the Index LASERS. If you choose to sell your Index LASERS when the value of the Outperformance Strategy exceeds the starting value, you may receive substantially less than the amount that would be payable at maturity because of expectations that the value of the Outperformance Strategy will continue to fluctuate from that time to maturity. If you choose to sell your Index LASERS when the value of the Outperformance Strategy is below the starting value, you may receive less than the amount you originally invested.

Trading prices of the stocks comprising the indices included in the Outperformance Strategy will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which such stocks are traded, and by various circumstances that can influence the values of such stocks in a specific market segment of a particular stock. Citigroup Funding Inc.’s hedging activities in the stocks comprising the indices included in the Outperformance Strategy, the issuance of securities similar to the Index LASERS and other trading activities by Citigroup Funding Inc., its affiliates and other market participants can also affect the price of the stocks comprising the indices included in the Outperformance Strategy.

Volatility of the Outperformance Strategy.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the Outperformance Strategy changes during the term of the Index LASERS, the market value of the Index LASERS may decrease.

Events Involving the Companies Whose Stocks Comprise the Indices Included in the Outperformance Strategy.    General economic conditions and earnings results of the companies whose stocks comprise the indices included in the Outperformance Strategy and real or anticipated changes in those conditions or results may affect the market value of the Index LASERS.

Interest Rates.    We expect that the market value of the Index LASERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates decrease during the term of the Index LASERS, the market value of the Index LASERS may decrease.

Dividend Yields.    We expect that the market value of the Index LASERS will be affected by changes in the dividend yields on the underlying stocks of each of the indices included in the Underlying Strategy.

Borrow Cost.    A change in the cost to borrow the stocks underlying the S&P SmallCap 600 Index may affect the value of your Index LASERS. If the cost to borrow those stocks decreases, the market value of the Index LASERS may decrease. If the cost to borrow those stocks increases, the market value of the Index LASERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the Index LASERS may trade at a value above or below that which would be expected based on the performance of the Outperformance Strategy. Such “time premium or discount” is expected to have a greater impact the longer the time remaining to maturity. A “time premium or discount” results from the fact that the payoff on the Index LASERS, which is linked to the Outperformance Strategy, will not be fixed until the Valuation Date. For example, if the value of the Outperformance Strategy declines by 10%, the market value of the Index LASERS may not decline by 10%. Thus, such “time premium or discount” reflects the fact that the performance of the Outperformance Strategy, and the payoff of the Index LASERS, is likely to change prior to the Valuation Date.

Hedging Activities.    Hedging activities related to the Index LASERS by one or more of our affiliates will likely involve trading in one or more of the stocks comprising the indices included in the Outperformance Strategy or in other instruments, such as options, swaps or futures, based upon the Outperformance Strategy, the indices included in the Outperformance Strategy or the stocks comprising the indices included in the Outperformance Strategy. This hedging activity could affect the value of the Outperformance Strategy and therefore the market value of the Index LASERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Index LASERS in the secondary market.

Citigroup Funding Inc. and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index LASERS. The Index LASERS are subject to the credit risk of Citigroup, the guarantor of the payments due on the Index LASERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Index LASERS attributable to another factor, such as an increase in the value of the Outperformance Strategy.

The Historical Performance of the Indices Included in the Outperformance Strategy Is Not an Indication of the Future Performance of these Indices or the Outperformance Strategy

The historical performance of each of the indices included in the Outperformance Strategy, which are included in this pricing supplement, should not be taken as an indication of the future performance of these indices or the Outperformance Strategy during the term of the Index LASERS. Changes in the relative performance of the indices included in the Outperformance Strategy and thus, the value of the Outperformance Strategy will affect the trading price of the Index LASERS, but it is impossible to predict how the relative performance of these indices will change.

You May Not Be Able To Sell Your Index LASERS If an Active Trading Market for the Index LASERS Does Not Develop

There is currently no secondary market for the Index LASERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Index LASERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERS. If the secondary market for the Index LASERS is limited, there may be few buyers should you choose to sell your Index LASERS prior to maturity and this may reduce the price you receive.

The Market Value of the Index LASERS May Be Affected by Purchases and Sales of the Stocks Comprising the Indices Included in the Outperformance Strategy or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the stocks comprising the indices included in the Outperformance Strategy or derivative instruments relating to such stocks or such indices for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks comprising the indices included in the Outperformance Strategy and therefore the market value of the Index LASERS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc. and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the Index LASERS, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Index LASERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks comprising the indices included in the Outperformance Strategy or in other instruments, such as options, swaps or futures, based upon the Outperformance Strategy, the indices included in the Outperformance Strategy or the stocks comprising the indices included in the Outperformance Strategy. This hedging activity may present a conflict between your interest in the Index LASERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Outperformance Strategy and therefore the market value of the Index LASERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your Index LASERS in the secondary market. Since hedging our obligation under the Index LASERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Index LASERS declines.

The United States Federal Income Tax Consequences of the Index LASERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the Index LASERS may affect the U.S. tax consequences of investing in the Index LASERS, including for non-U.S. investors.

DESCRIPTION OF THE INDEX LASERS

The description in this pricing supplement of the particular terms of the Index LASERS supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Index LeAding StockmarkEt Return Securities (Index LASERSSM) Based Upon the Outperformance Strategy are investments that offer a potential return at maturity based on an enhanced upside participation, as well as limited protection against the decline in the value of the Outperformance Strategy on which the Index LASERS are based. The return on the Index LASERS, if any, and the maturity payment, are linked to the value of the Outperformance Strategy, which tracks the degree to which the S&P 100 Index, a large cap index, outperforms the S&P SmallCap 600 Index, a small cap index.

At maturity you will receive a payment in cash based on the value of the Outperformance Strategy during the term of the Index LASERS. We refer to the change in the value of the Outperformance Strategy from the Pricing Date to the closing value on the third Index Business Day before maturity, expressed as a percentage, as the Strategy Return. If the Strategy Return is positive, you will receive a maturity payment based upon the Strategy Return and an Upside Participation Rate that is expected to be approximately 124% to 130% (to be determined on the Pricing Date). If the Strategy Return is negative and the closing value of the Outperformance Strategy has decreased by approximately 15% or more (to be determined on the Pricing Date) on any Index Business Day from its closing value of 100 on the Pricing Date up to and including the third Index Business Day before maturity, the maturity payment will be less than the amount of your initial investment and could be zero. If the Strategy Return is negative and the closing value of the Outperformance Strategy has not decreased by approximately 15% or more (to be determined on the Pricing Date) from its closing value of 100 on the Pricing Date on any Index Business Day after the Pricing Date up to and including the third Index Business Day before maturity, the maturity payment will equal your initial investment of $10 per Index LASERS.

The Index LASERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Index LASERS issued will be                  (                 Index LASERS). The Index LASERS will mature on                  , 2008. The Index LASERS will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. The guarantee of payments due under the Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Index LASERS at maturity is not guaranteed. The Index LASERS will be issued only in fully registered form and in denominations of $10 per Index LASERS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Index LASERS and of the senior debt indenture under which the Index LASERS will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Index LASERS until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the indices included in the Outperformance Strategy.

Payment at Maturity

The Index LASERS, will mature on                 , 2008. You will receive at maturity for each Index LASERS you hold a maturity payment greater than, equal to or less than your initial investment.

Strategy Return Amount

The Strategy Return Amount will be based on the Strategy Return of the Outperformance Strategy. The Strategy Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

Ending Value – Starting Value
Starting Value

provided that Strategy Return may not be less than –100%

The Starting Value will be set to equal 100 on the Pricing Date.

The Pricing Date means the date on which the Index LASERS are priced for initial sale to the public.

The Ending Value will equal the closing value of the Outperformance Strategy on the Valuation Date.

The Valuation Date means the third Index Business Day before the Maturity Date.

The calculation of the Strategy Return Amount will depend on whether the Strategy Return is positive, zero or negative:

•	If the Strategy Return is positive, the Strategy Return Amount will equal:

$10 × Strategy Return × Upside Participation Rate

The Upside Participation Rate is expected to be approximately 124% to 130% (to be determined on the Pricing Date).

•	If the Strategy Return is zero, the Strategy Return Amount will be zero and the maturity payment will be $10 per Index LASERS.

•	If the Strategy Return is negative, and

•	the closing value of the Outperformance Strategy on any Index Business Day after the Pricing Date up to and including the Valuation Date is less than or equal to approximately 85 (approximately 85% of the Starting Value, to be determined on the Pricing Date) (the “Downside Trigger Value”), the Strategy Return Amount will equal:

$10 × Strategy Return

Thus, in such case, the Strategy Return Amount will be negative and the maturity payment will be less than $10 per Index LASERS and could be zero.

•	the closing value of the Outperformance Strategy on any Index Business Day after the Pricing Date up to and including the Valuation Date is not less than or equal to approximately 85 (approximately 85% of the Starting Value, to be determined on the Pricing Date), then the Strategy Return Amount will be zero and the maturity payment will be $10 per Index LASERS.

If no closing value of the Outperformance Strategy is available on the Valuation Date because of a Market Disruption Event or otherwise, the value of the Outperformance Strategy for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Outperformance Strategy obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Outperformance Strategy by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Valuation Date.

An Index Business Day means a day, as determined by the calculation agent, on which the Outperformance Strategy or any successor index is calculated and published and on which securities comprising more than 80% of the value of each of the indices included in the Outperformance Strategy on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the indices included in the Outperformance Strategy. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index LASERS, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of either of the indices included in the Outperformance Strategy or any successor indices, (b) any option or futures contracts, or any options on such futures contracts relating to the indices included in the Outperformance Strategy or any successor indices, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of either of the indices included in the Outperformance Strategy or any successor indices on any exchange or market if, in each case, in the determination of the calculation agent, any suspension, limitation or unavailability is material.

Maturity Payment — Hypothetical Examples

The examples below show hypothetical maturity payments on the Index LASERS for a range of Ending Values of the Outperformance Strategy. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Outperformance Strategy on the amount you will receive in respect of the Index LASERS at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Index LASERS

•	Pricing Date: September 29, 2006

•	Settlement Date: October 4, 2006

•	Valuation Date: December 31, 2007

•	Maturity Date: January 4, 2008

•	Starting Value: 100

•	Upside Participation Rate: 127%

•	Downside Trigger Value: 85

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on whether the Ending Value of the Outperformance Strategy is less than its Starting Value and whether the closing value of the Outperformance Strategy declines by approximately 15% or more (to be determined on the Pricing Date) from the Starting Value on any Index Business Day on or prior to the Valuation Date, causing you to receive less than $10 per Index LASERS.

Example 1

Both the S&P 100 Index and the S&P SmallCap 600 Index had a positive percentage change from the Pricing Date to the Valuation Date. As the positive percentage change on the S&P 100 Index was greater than that of the S&P SmallCap 600 Index, the S&P 100 Index outperformed the S&P SmallCap 600 Index and the Ending Value is therefore higher than the Starting Value.

Return of the S&P 100 Index = 32.00%

Return of the S&P SmallCap 600 Index = 10.00%

Ending Value = 100 + 100*(32.00% - 10.00%) = 122.00

Strategy Return Percentage = (122 - 100 ) / 100 = 22.00%

As the Ending Value is greater than the Starting Value, the Payment at Maturity will equal:

Payment at Maturity = $10.00 + $10.00 * 127.0% * 22.00% = $12.79

Example 2

The S&P 100 Index had a positive percentage change from the Pricing Date to the Valuation Date, while the S&P SmallCap 600 Index had a negative percentage change. As a result, the S&P 100 Index outperformed the S&P SmallCap 600 Index, and the Ending Value is therefore higher than the Starting Value.

Return of the S&P 100 Index = 15.00%

Return of the S&P SmallCap 600 Index = -5.00%

Ending Value = 100 + 100*(15.00% - (-5.00%)) = 120.00

Strategy Return Percentage = (120 - 100 ) / 100 = 20.00%

As the Ending Value is greater than the Starting Value, the Payment at Maturity will equal:

Payment at Maturity = $10.00 + $10.00 * 127.0% * 20.00% = $12.54

Example 3

The S&P SmallCap 600 Index had a positive percentage change from the Pricing Date to the Valuation Date, while the S&P 100 Index had a negative percentage change. As a result, the S&P SmallCap 600 Index outperformed the S&P 100 Index, and the Ending Value is therefore lower than the Starting Value. The closing value of the Outperformance Strategy on any day up to and including the Valuation Date was never at or below the Downside Trigger Value.

Return of the S&P 100 Index = -3.00%

Return of the S&P SmallCap 600 Index = 10.00%

Ending Value = 100 + 100*((-3.00%) - 10.00%) = 87.00

Strategy Return Percentage = (87 - 100 ) / 100 = -13.00%

The Ending Value is less than the Starting Value. As the closing level of the Outperformance Strategy is never at or below the Downside Trigger Value on any day up to and including the Valuation Date, the Payment at Maturity will equal:

Payment at Maturity = $10.00

Example 4

Both the S&P 100 Index and the S&P SmallCap 600 Index had a positive percentage change from the Pricing Date to the Valuation Date. As the positive percentage change of the S&P SmallCap 600 Index was greater than that of the S&P 100 Index, the S&P SmallCap 600 Index outperformed the S&P 100 Index and the Ending Value is therefore lower than the Starting Value. The closing level of the Outperformance Strategy on any day up to and including the Valuation Date was at or below the Downside Trigger Value.

Return of the S&P 100 Index = 5.00%

Return of the S&P SmallCap 600 Index = 30.00%

Ending Value = 100 + 100*(5.00% - 30.00%) = 75.00

Strategy Return Percentage = (75 - 100 ) / 100 = - 25.00%

The Ending Value is less than the Starting Value. As the closing value of the Outperformance Strategy was at or below the Downside Trigger Value on any day up to and including the Valuation Date, the Payment at Maturity will equal:

Payment at Maturity = $10.00 + $10.00 * (-25.00%) = $7.50

Example 5

Both the S&P 100 Index and the S&P SmallCap 600 Index had a negative percentage change from the Pricing Date to the Valuation Date. As the negative percentage change on the S&P SmallCap 600 Index was greater than that of the S&P 100 Index, the S&P 100 Index outperformed the S&P SmallCap 600 Index and the Ending Value on the Valuation Date is therefore higher than the Starting Value.

Return of the S&P 100 Index = -16.00%

Return of the S&P SmallCap 600 Index = -30.00%

Ending Value = 100 + 100*((-16.00%) - (-30.00%)) = 114.00

Strategy Return Percentage = (114 - 100 ) / 100 = 14.00%

As the Ending Value is greater than the Starting Value, even if the Outperformance Strategy closed at or below the Downside Trigger Value on any day up to and including the Valuation Date, the Payment at Maturity will equal:

Payment at Maturity = $10.00 + $10.00 * 127.0% * 14.00% = $11.78

Example 6

Both the S&P 100 Index and the S&P SmallCap 600 Index had a negative percentage change from the Pricing Date to the Valuation Date. As the negative percentage change on the S&P 100 Index was greater than that of the S&P SmallCap 600 Index, the S&P SmallCap 600 Index outperformed the S&P 100 Index and the Ending Value is therefore lower than the Starting Value. The closing value of the Outperformance Strategy on any day up to and including the Valuation Date was never at or below the Downside Trigger Value.

Return of the S&P 100 Index = - 13.00%

Return of the S&P SmallCap 600 Index = - 8.00%

Ending Value = 100 + 100*((-13.00%) - (-8.00%)) = 95.00

Strategy Return Percentage = (95 - 100 ) / 100 = - 5.00%

The Ending Value is less than the Starting Value. As the closing value of the Outperformance Strategy was never at or below the Downside Trigger Value on any day up to and including the Valuation Date, the Payment at Maturity will equal:

Payment at Maturity = $10.00

Example 7

Both the S&P 100 Index and the S&P SmallCap 600 Index had a negative percentage change from the Pricing Date to the Valuation Date. As the negative percentage change on the S&P 100 Index was greater than that of the S&P SmallCap 600 Index, the S&P SmallCap 600 Index outperformed the S&P 100 Index and the Ending Value is therefore lower than the Starting Value. The closing level of the Outperformance Strategy was below the Downside Trigger Value on or prior to the Valuation Date.

Return of the S&P 100 Index = -23.00%

Return of the S&P SmallCap 600 Index = -9.00%

Ending Value = 100 + 100*((-23.00%) - (-9.00%)) = 86.00

Strategy Return Percentage = (86 - 100 ) / 100 = -14.00%

As the Ending Value is less than the Starting Value and the Outperformance Strategy did close at or below the Downside Trigger Value on any day prior to the Valuation Date, the Payment at Maturity will equal:

Payment at Maturity = $10.00 + $10.00 * (-14.00%) = $8.60

SUMMARY CHARTS OF HYPOTHETICAL EXAMPLES

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6	Example 7
Hypothetical Starting Value	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Hypothetical lowest closing value of the Outperformance Strategy on or prior to the Valuation Date	100.00	80.00	87.00	70.00	82.00	90.00	82.00
Is the hypothetical lowest closing value less than or equal to 85.00% of the Starting Value, or 85.00?	No	Yes	No	Yes	Yes	No	Yes
Price return of the S&P 100 Index	32.00%	15.00%	-3.00%	5.00%	-16.00%	-13.00%	-23.00%
Price return of the S&P SmallCap 600 Index	10.00%	-5.00%	10.00%	30.00%	-30.00%	-8.00%	-9.00%
Return of the Outperformance Strategy, or difference between the price return of the S&P 100 Index and the price return of the S&P SmallCap 600 Index	22.00%	20.00%	-13.00%	-25.00%	14.00%	-5.00%	-14.00%
Payment at Maturity	$12.79	$12.54	$10.00	$7.50	$11.78	$10.00	$8.60
Return on the LASERS	27.90%	25.40%	0.00%	-25.00%	17.80%	0.00%	-14.00%

Discontinuance of the Outperformance Strategy or Any Sub-Index

If the Chicago Board of Option Exchange discontinues publication of the Outperformance Strategy, S&P discontinues publication of the S&P 100 Index or the S&P SmallCap 600 Index or if any of them or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Outperformance Strategy, the S&P 100 Index or the S&P SmallCap 600 Index, then the value of the Outperformance Strategy, the S&P 100 Index or the S&P SmallCap 600 Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index LASERS.

If the Chicago Board of Option Exchange discontinues publication of the Outperformance Strategy or S&P discontinues publication of the S&P 100 Index or the S&P SmallCap 600 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Outperformance Strategy, the value to be substituted for the index or the relevant sub-index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the index or the relevant sub-index prior to any such discontinuance.

If the Chicago Board of Option Exchange discontinues publication of the Outperformance Strategy, S&P discontinues publication of the S&P 100 Index or the S&P SmallCap 600 Index prior to the determination of the Strategy Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Strategy Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the index or the relevant sub-index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Outperformance Strategy or any sub-index may adversely affect trading in the Index LASERS.

If a successor index is selected or the calculation agent calculates a value as a substitute for the index or the relevant sub-index as described above, the successor index or value will be substituted for the index or the relevant sub-index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication any of the Outperformance Strategy, the S&P 100 Index or the S&P SmallCap 600 Index may adversely affect the market value of the Index LASERS.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Index LASERS, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Outperformance Strategy, the S&P 100 Index or the S&P SmallCap 600 Index or a successor index is changed in any material respect, or if the index or the relevant sub-index or a successor index is in any other way modified so that the value of the index or such sub-index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of the index or that sub-index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the index or the relevant sub-index or the successor index as if the changes or modifications had not been made, and calculate the value of the index or the sub-index with reference to the index or the relevant sub-index or the successor index. Accordingly, if the method of calculating the Outperformance Strategy, the S&P 100 Index or the S&P SmallCap 600 Index or the successor index is modified so that the value of the index or the relevant sub-index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index or sub-index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Index LASERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERS will be determined by the calculation agent and will equal, for each Index LASERS, the maturity payment, calculated as though the maturity of the Index LASERS were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding Inc. or Citigroup, the claim of the beneficial owner of the Index LASERS will be capped at the maturity payment, calculated as though the Maturity Date of the Index LASERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Index LASERS, the Index LASERS shall bear interest, payable upon demand of the beneficial owners of the Index LASERS in accordance with the terms of the Index LASERS, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Index LASERS and will also hold the global security representing the Index LASERS as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated June 1, 2005, will serve as trustee for the Index LASERS.

Calculation Agent

The calculation agent for the Index LASERS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Index LASERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Index LASERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index LASERS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE OUTPERFORMANCE STRATEGY

General

The Outperformance Strategy will be established on the Pricing Date, will be published by the Chicago Board of Option Exchange under the symbol “CYJ” and will be set to equal 100 on the Pricing Date. The Outperformance Strategy will represent, on any Index Business Day, the difference between (i) the percentage change in the value of the S&P 100 Index from its closing value on the Pricing Date to such day and (ii) the percentage change in the value of the S&P SmallCap 600 Index from its closing value on the Pricing Date to such day. Each of the indices included in the Outperformance Strategy is described in more detail below. The Chicago Board of Option Exchange in no way sponsors, endorses or is otherwise involved in the offering of the Index LASERS.

Computation of the Outperformance Strategy

The Outperformance Strategy will be calculated by the Chicago Board of Option Exchange. The closing value of the Outperformance Strategy on any Index Business Day will equal the sum of 100 and the cumulative index change. The cumulative index change will equal, for any Index Business Day, the product of (i) 100 and (ii) the difference between (x) the percentage change of the S&P 100 Index from its closing value on the Pricing Date to its closing value on such Index Business Day and (y) the percentage change of the S&P SmallCap 600 Index from its closing value on the Pricing Date to its closing value on such Index Business Day.

Hypothetical Sample Computation of the Outperformance Strategy

The table below shows a hypothetical sample computation for the Outperformance Strategy for a period of 10 days and is intended to illustrate the effect of different index closing values on the value of the Outperformance Strategy. The hypothetical index closing values have not necessarily occurred and are not indicative of the actual or future performance of the S&P 100 Index or the S&P SmallCap 600 Index, and the hypothetical sample values of the Outperformance Strategy have not occurred and are not indicative of the actual or future performance of the Outperformance Strategy. The hypothetical sample computation is based on the following assumptions:

•	Starting Value (of the Outperformance Strategy): 100.00

•	Initial S&P 100 Index Value: 590.00

•	Initial S&P SmallCap 600 Index Value: 359.00

The following hypothetical sample computation is for purposes of illustration only and would provide different results if different assumptions were applied. The actual values of the Outperformance Strategy will depend on the actual closing values of the S&P 100 Index and the S&P SmallCap 600 Index during the term of the Index LASERS.

Day	S&P 100 Hypothetical Index Closing Value	S&P 100 Hypothetical Cumulative Percentage Change (since Day 0)	S&P SmallCap 600 Hypothetical Index Closing Value	S&P SmallCap 600 Hypothetical Cumulative Percentage Change (since Day 0)	Difference between S&P 100 and S&P SmallCap 600 Hypothetical Cumulative Percentage Change (since Day 0)	Outperformance Strategy Value
0	590.00	0.00%	359.00	0.00%	0.00%	100.00
1	601.80	2.00%	366.18	2.00%	0.00%	100.00
2	607.70	3.00%	362.59	1.00%	2.00%	102.00
3	613.60	4.00%	355.41	-1.00%	5.00%	105.00
4	619.50	5.00%	359.00	0.00%	5.00%	105.00
5*	607.70	3.00%	362.59	1.00%	2.00%	102.00
6	595.90	1.00%	366.18	2.00%	-1.00%	99.00
7	590.00	0.00%	369.77	3.00%	-3.00%	97.00
8	578.20	-2.00%	373.36	4.00%	-6.00%	94.00
9**	548.70	-7.00%	391.31	9.00%	-16.00%	84.00
10	578.20	-2.00%	369.77	3.00%	-5.00%	95.00

*	On day 5, the closing value of the S&P 100 Index was 607.70 (a 3.00% change from its Starting Value) and the closing value of the S&P SmallCap 600 Index was 362.59 (a 1.00% change from its Starting Value). Therefore, the cumulative difference between the percentage change of the S&P 100 Index and the S&P SmallCap 600 Index was 2.00% and the value of the Outperformance Strategy on that day was 102.00.
**	On day 9, the S&P 100 Index underperformed the S&P SmallCap 600 Index by a cumulative percentage of more than 15.00% (the Downside Trigger Value) and the value of the Outperformance Strategy on that day was 84.00. Therefore if the Ending Value is less than the Starting Value, investors will receive less than their initial investment at maturity.

Historical data on the performance of the S&P 100 Index and the S&P SmallCap 600 Index is available on pages PS-25 through PS-26 and PS-30 through PS-31 of this pricing supplement.

DESCRIPTION OF THE S&P 100® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 100 Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 100 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 100 Index.

The S&P 100 Index, a subset of the S&P 500 Index, is published by S&P and is comprised of the stocks of 100 large U.S. companies with exchange-listed options. Constituents of the S&P 100 Index are selected for sector balance and, as of June 30, 2006, represent about 57% of the market capitalization of the S&P 500 Index. The stocks in the S&P 100 Index are generally among the largest and most established companies in the S&P 500 Index. The S&P 100 Index was launched with a base value of 50 as of January 2, 1976 and split 2-for-1 on November 24, 1997. Currently, S&P calculates the S&P 100 Index based on the fully float-adjusted market capitalization of each constituent stock.

As of June 30, 2006, the 100 companies included in the S&P 100 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the capitalization weightings of each sector indicated in parentheses): Consumer Discretionary (7.6%), Consumer Staples (12.2%), Energy (10.9%), Financials (20.7%), Health Care (11.9%), Industrials (14.6%), Information Technology (14.0%), Materials (2.3%), Telecommunication Services (4.3%) and Utilities (1.6%). The identity and capitalization weightings of the five largest companies represented in the S&P 100 Index as of June 30, 2006 were as follows: Exxon Mobil Corp. (5.97%), General Electric (5.51%), Citigroup Inc. (3.86%), Bank of America (3.53%) and Microsoft Corp. (3.29%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 100 Index.

THE S&P 100 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P 100 Index

To be eligible for inclusion in the S&P 100 Index, a stock must meet the following criteria:

(1) S&P 500 Index constituents: the stock must be included in the S&P 500 Index;

(2) Options: the stock must maintain exchange-listed options;

(3) Sector representation: the stock must meet S&P’s guidelines for sector representation. The sector composition of the S&P 100 Index has remained comparable to the sector composition of the S&P 500 Index; and

(4) Liquidity and price: the annual dollar value traded to market capitalization ratio should be 0.3 or greater, the standard level for addition to the S&P 500 Index. Greater liquidity, however, signals market importance and increases likelihood of selection of the S&P 100 Index.

S&P may remove a company from the S&P 100 Index if the company does not meet the inclusion qualifications or if the index becomes unbalanced in its sector representation. S&P may also remove any company that violates any of the S&P 500 Index criteria.

Currently, S&P calculates the S&P 100 Index based on the fully float-adjusted market capitalization of each constituent stock. Under float adjustment, the share counts used in calculating the S&P 100 Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 100 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The daily calculation of the S&P 100 Index is computed by dividing the total market value of the S&P 100 Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 100 Index, it is the only link to the original base level of the S&P 100 Index. The index divisor keeps the S&P 100 Index comparable over time and is the manipulation point for all adjustments to the S&P 100 Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 100 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 100 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 100 Index remains constant. This ensures that the movement of the S&P 100 Index does not reflect the corporate actions of individual companies in the S&P 100 Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 100 Index and do not require index divisor adjustments.

Historical Data on the S&P 100 Index

Month-End Closing Values

The following table sets forth the closing value of the S&P 100 Index on the last Index Business Day of each month in the period from July 1996 through July 2006. These historical data on the S&P 100 Index are not indicative of the future performance of the S&P 100 Index or what the market value of the Index LASERS may be. Any historical upward or downward trend in the value of the S&P 100 Index during any period set forth below is not an indication that the S&P 100 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS. Daily closing values of the S&P 100 Index for this period are available on S&P’s website.

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
January		385.90	468.79	640.44	754.26	715.20	573.49	432.57	560.31	564.88	578.77
February		384.27	501.93	618.42	738.64	640.71	562.41	425.36	564.54	574.41	580.82
March		368.60	528.91	646.59	815.06	591.63	577.87	429.13	551.13	561.86	587.75
April		392.85	536.46	675.65	781.42	645.47	532.40	465.53	540.88	552.74	595.89
May		413.35	529.04	658.66	761.55	646.23	529.20	483.20	545.13	564.64	581.20
June		430.58	554.56	704.42	790.25	632.02	490.12	490.39	553.87	558.07	579.56
July	308.17	464.95	550.93	683.29	782.64	622.16	458.87	499.27	537.67	572.61	588.75
August	314.81	434.47	471.19	692.24	827.41	577.40	460.80	503.36	538.77	564.44
September	330.89	456.92	493.10	672.37	759.83	533.10	407.25	498.56	534.86	566.80
October	340.35	436.71	536.97	717.03	750.93	544.43	451.20	519.98	540.65	556.74
November	366.70	459.10	577.19	738.74	697.28	584.80	478.85	520.74	557.47	574.56
December	359.99	459.94	604.03	792.83	686.45	584.28	444.75	550.78	575.29	570.00

The closing value of the S&P 100 Index on August 17, 2006 was 598.11.

The following graph illustrates the historical performance of the S&P 100 Index based on the closing values thereof on the last Index Business Day of each month from July 1996 through July 2006. Past movements of the S&P 100 Index are not indicative of future S&P 100 Index values.

Date

License Agreement

S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup, Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Index LASERS.

The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this prospectus supplement.

The Index LASERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly or the ability of the S&P 100 Index to track general stock market performance. S&P’s only relationship to Citigroup Funding Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 100 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc., its affiliates or the Index LASERS. S&P has no obligation to take the needs of Citigroup Funding Inc., its affiliates or the holders of the Index LASERS into consideration in determining, composing or calculating the S&P 100 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Index LASERS, prices at which the Index LASERS are initially to be sold, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 100® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP, ITS SUBSIDIARIES, HOLDERS OF THE INDEX LASERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 100® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 100® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosure contained in this pricing supplement regarding the S&P 100® Index, including its makeup method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup, Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

DESCRIPTION OF THE S&P SMALLCAP 600 INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P SmallCap 600 Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P SmallCap 600 Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P SmallCap 600 Index.

The S&P SmallCap 600 Index is maintained by the S&P Index Committee, a team of Standard & Poor’s economists and index analysts. The goal of the Standard & Poor’s Index Committee is to ensure that the index remains an accurate measure of small companies, reflecting the risk and return characteristics of the broader smallcap universe on an on-going basis. The Standard & Poor’s Index Committee also monitors constituent liquidity to enable efficient portfolio trading, while keeping index turnover to a minimum.

As of June 30, 2006, the 600 companies included in the S&P SmallCap 600 Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the capitalization weightings of each sector indicated in parentheses): Industrials (17.5%), Information Technology (16.5%), Financials (15.9%), Consumer Discretionary (15.2%), Health Care (12.0%), Energy (8.9%), Materials (5.3%), Utilities (4.7%), Consumer Staples (4.0%) and Telecommunication Services (0.2%). The identity and capitalization weightings of the five largest companies represented in the S&P SmallCap 600 Index as of June 30, 2006 were as follows: Helix Energy Solutions (0.67%), Frontier Oil (0.67%), Cimarex Energy Co. (0.65%), ResMed Inc. (0.64%) and Global Payments Inc. (0.59%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P SmallCap 600 Index.

THE S&P SMALLCAP 600 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P SmallCap 600 Index

To be eligible for inclusion in the S&P SmallCap 600 Index, a stock must meet the following criteria:

(1) U.S. Company: to determine what is a U.S. company, the S&P Index Committee looks at a number of factors including location of the company’s operations, corporate structure, accounting standards and exchange listings;

(2) Market Cap: the market cap range is between $300 million and $1.5 billion, which is reviewed from time to time to ensure consistency with market standards;

(3) Sector representation: the S&P Index Committee strives to maintain a balance for the S&P SmallCap 600 Index in line with the sector balance of the universe of eligible companies between the market cap ranges of $300 million and $1.5 billion;

(4) Liquidity and price: the annual dollar value traded to market capitalization ratio should be 0.3 or greater;

(5) Financial viability: usually determined by four consecutive quarters of positive as reported earnings;

(6) Public float: at least 50%; and

(7) Operating Company: closed-end funds, holding companies, partnerships, investment vehicles or royalty trusts are not eligible. Real Estate Investment Trusts (REITs) are eligible.

S&P may remove a company from the S&P SmallCap 600 Index if the company does not meet the inclusion qualifications or if the index becomes unbalanced in its sector representation.

Currently, S&P calculates the S&P SmallCap 600 Index based on the fully float-adjusted market capitalization of each constituent stock. Under float adjustment, the share counts used in calculating the S&P SmallCap 600 Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P SmallCap 600 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The daily calculation of the S&P SmallCap 600 Index is computed by dividing the total market value of the S&P SmallCap 600 Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P SmallCap 600 Index, it is the only link to the original base level of the S&P SmallCap 600 Index. The index divisor keeps the S&P SmallCap 600 Index comparable over time and is the manipulation point for all adjustments to the S&P SmallCap 600 Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P SmallCap 600 Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P SmallCap 600 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P SmallCap 600 Index remains constant. This ensures that the movement of the S&P SmallCap 600 Index does not reflect the corporate actions of individual companies in the S&P SmallCap 600 Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P SmallCap 600 Index and do not require index divisor adjustments.

Historical Data on the S&P SmallCap 600 Index

The following table sets forth the value of the S&P SmallCap 600 Index at the end of each month in the period from July 1996 through July 2006. These historical data on the S&P SmallCap 600 Index are not indicative of the future performance of the S&P SmallCap 600 Index or what the value of the Index LASERS may be. Any historical upward or downward trend in the value of the S&P SmallCap 600 Index during any period set forth below is not an indication that the S&P SmallCap 600 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS. Daily closing values of the S&P SmallCap 600 Index are available on S&P’s website.

	1996	1997	198	1999	2000	2001	2002	2003	2004	2005	2006
January		147.80	177.54	175.06	191.58	228.89	234.10	189.75	278.05	321.11	379.84
February		144.63	193.58	159.14	217.09	214.77	229.91	183.50	283.18	330.07	376.76
March		137.09	200.84	161.07	208.95	204.78	247.92	184.78	286.66	321.26	394.83
April		138.68	201.93	171.62	205.28	220.27	254.83	199.65	276.98	303.08	394.58
May		154.83	191.11	175.65	199.05	224.32	244.10	215.54	281.00	322.90	376.31
June		161.55	191.54	185.52	210.70	232.41	231.33	220.98	296.35	333.10	375.97
July	124.72	171.62	176.79	183.80	205.43	228.42	198.55	232.32	279.91	352.90	362.82
August	132.29	175.81	142.59	175.57	223.49	223.04	200.26	243.43	277.22	347.42
September	137.98	187.31	151.17	176.20	217.29	192.77	187.86	236.10	291.60	350.20
October	136.92	179.14	158.08	175.67	218.54	202.94	193.74	256.41	296.85	338.98
November	143.91	177.71	166.84	182.97	195.64	217.61	203.65	265.92	321.99	354.29
December	145.48	181.16	177.36	197.79	219.59	232.18	196.62	270.42	328.80	350.67

The closing value of the S&P SmallCap 600 Index on August 17, 2006 was 368.02.

Historical Closing Values

The following graph illustrates the historical performance of the S&P SmallCap 600 Index based on the closing value thereof at the end of each month from July 1996 to July 2006. Past movements of the index are not indicative of future index values.

License Agreement

S&P and Citigroup Funding have entered into a nonexclusive license agreement providing for the license to Citigroup, Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including the Index LASERS.

The license agreement between S&P and Citigroup Funding provides that the following language must be stated in this prospectus supplement.

The Index LASERS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly or the ability of the S&P SmallCap 600 Index to track general stock market performance. S&P’s only relationship to Citigroup Funding Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P SmallCap 600 Index which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc., its affiliates or the Index LASERS. S&P has no obligation to take the needs of Citigroup Funding Inc., its affiliates or the holders of the Index LASERS into consideration in determining, composing or calculating the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Index LASERS, prices at which the Index LASERS are initially to be sold, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index LASERS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P SMALLCAP 600® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP, ITS SUBSIDIARIES, HOLDERS OF THE INDEX LASERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P SMALLCAP 600® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P SMALLCAP 600® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosure contained in this pricing supplement regarding the S&P SmallCap 600® Index, including its makeup method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup, Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of an Index LASERS (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Index LASERS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index LASERS and who will hold the Index LASERS as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Index LASERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an Index LASERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled variable forward contract on the value of the Outperformance Strategy at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Index LASERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the characterization of the Index LASERS as cash-settled variable forward contracts, a holder’s tax basis in an Index LASERS generally will equal the holder’s cost for that Index LASERS. Upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Index LASERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at the time of disposition.

Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Index LASERS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity.

Due to the absence of authority as to the proper characterization of the Index LASERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index LASERS as cash-settled variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the amount of the initial purchase price paid for such holder’s Index LASERS unless (i) the closing value of the Outperformance Strategy decreases by at least 15% from its Starting Value at any time after the date of this pricing supplement up to and including the Valuation Date and (ii) the Strategy Return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index LASERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS provide economic returns that are indexed to the performance of the Outperformance Strategy, and offer no assurance that a holder’s investment will be returned to the holder at maturity. Accordingly, Citigroup Funding believes that it is reasonable to treat the Index LASERS for U.S. federal income tax purposes, not as debt instruments, but as cash-settled variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERS, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of         % (the “comparable yield” for a comparable non-contingent debt issued by Citigroup Funding), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder on the sale or other taxable disposition of an Index LASERS (including as a result of payments made at maturity) generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as short-term capital gain or loss.

Even if the Contingent Payment Regulations do not apply to the Index LASERS, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index LASERS, it is possible, for example, that an Index LASERS could be treated as including a debt instrument and a forward contract or two or more options. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Index LASERS on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Index LASERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERS. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the Index LASERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Persons

In the case of a holder of the Index LASERS that is not a U.S. person, any payments made with respect to the Index LASERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index LASERS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Estate Tax

In the case of a holder of an Index LASERS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an Index LASERS should note that, absent an applicable treaty benefit, the Index LASERS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Index LASERS.

Backup Withholding and Information Reporting

A holder of the Index LASERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Index LASERS.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $             principal amount of the Index LASERS (Index LASERS), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets Inc. proposes to offer some of the Index LASERS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Index LASERS to certain dealers at the public offering price less a concession not to exceed $             per Index LASERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $             per Index LASERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $             per Index LASERS for the Index LASERS they sell. If all of the Index LASERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Funding Inc. will apply to list the Index LASERS on the American Stock Exchange under the symbol “ICZ.”

In order to hedge its obligations under the Index LASERS, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Index LASERS—The Market Value of the Index LASERS May Be Affected by Purchases and Sales of the Stocks Underlying the Outperformance Strategy or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Index LASERS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Index LASERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERS through and including the date of disposition of such Index LASERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Index LASERS.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

	Page
Pricing Supplement
Summary Information – Q&A	PS -	2
Risk Factors Relating to the Index LASERS	PS -	7
Description of the Index LASERS	PS -	11
Description of the Outperformance Strategy	PS -	20
Description of the S&P 100® Index	PS -	22
Description of the S&P SmallCap 600 Index	PS -	27
Certain United States Federal Income Tax Considerations	PS -	32
Plan of Distribution	PS -	35
ERISA Matters	PS -	35

Prospectus Supplement
Risk Factors	S -	3
Important Currency Information	S -	6
Description of the Notes	S -	7
Certain United States Federal Income Tax Considerations	S -	33
Plan of Distribution	S -	40
ERISA Matters	S -	41

Prospectus
Prospectus Summary		1
Forward-Looking Statements		6
Citigroup Inc.		6
Citigroup Funding Inc.		6
Use of Proceeds and Hedging		7
European Monetary Union		8
Description of Debt Securities		8
Description of Index Warrants		21
Description of Debt Security and Index Warrant Units		24
Limitations on Issuances in Bearer Form		25
Plan of Distribution		26
ERISA Matters		29
Legal Matters		29
Experts		29

Citigroup Funding Inc.

Medium-Term Notes, Series D

Index LeAding

StockmarkEt Return Securities

(Index LASERSSM)

Based Upon the

CBOE Large Cap Over Small Cap Outperformance Strategy

Due                      , 2008

($10 Principal Amount per

Index LASERS)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2006

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)